2010 Annual Report


11006308


Received SEC
MAR 2 8 2011
Washington, DC 20549

CARLISLE

We're ***Focused*** on Opportunity

Company Profile

Carlisle Companies Inc. is a global diversified company that designs, manufactures and markets a wide range of products that serve a broad range of niche markets including commercial roofing, energy, agriculture, lawn and garden, mining and construction equipment, aerospace and electronics, dining and food delivery, and healthcare. Through our group of decentralized operating companies led by entrepreneurial management teams we bring innovative product solutions to solve the challenges our customers face. Our 11,000 employees worldwide are focused on continuously improving the value of the Carlisle brand by developing the best products, insuring the highest quality and providing unequaled customer service in the many industries we serve.

Financial Summary

in millions, except share and per share data

Summary of Operations	2010	2009
Sales	**$2,528**	$2,258
Earnings before interest and income taxes	**196**	212
Income from continuing operations, net of tax	**131**	155
Net income	**$ 146**	$ 145
Weighted average shares (diluted, in thousands)	**61,592**	61,234
Earnings per share (diluted)		
Income from continuing operations	**$ 2.10**	$ 2.51
Net income	**$ 2.34**	$ 2.34
Dividends per share	**$ 0.66**	$ 0.63
Comparative Balance Sheet		
Assets		
Current assets	**$1,017**	$ 800
Property plant and equipment, net	**533**	461
Other assets	**980**	653
Total	**$2,530**	$1,914
Liabilities and Shareholders' Equity		
Current liabilities	**$ 457**	$ 301
Long-term liabilities	**732**	394
Shareholders' equity	**1,341**	1,219
Total	**$2,530**	$1,914
Cash Flow		
Operating cash flow	**$ 107**	$ 417
Capital expenditures	**$ 65**	$ 48

To Our Shareholders



David A. Roberts
Chairman, President & Chief Executive Officer

Carlisle is a much stronger company coming out of 2010. Despite a tough economic climate during the year, we grew 12%, 9% organically. Our 2010 sales were $2,528 million as compared to $2,258 million in 2009. Earnings before interest and income taxes (EBIT) of $196 million in 2010 would have been 6% higher than EBIT in 2009 when excluding a $27 million gain related to a fire insurance settlement from 2009. The primary reason we were not able to realize more leverage on the sales growth was due to escalating raw material costs. Nearly every commodity we buy began increasing in cost in the first quarter and continued upward throughout the year. All of our businesses were negatively impacted by higher raw material costs.

Our balance sheet remains strong and conservative. With a debt-to-capital ratio of 26% and $459 million available in borrowings from our revolving credit facility at year-end, we remain well positioned to focus on growth through new product development and the pursuit of strategic acquisitions. And again in 2010, we were able to reward our shareholders with a dividend increase, our 34th consecutive year.

In 2008, we announced our long-term strategy that focused on revenue growth, margin growth, business globalization and working capital management. We have made enormous strides since 2008 to restructure our manufacturing footprint, sell non-core businesses and acquire businesses that possess a higher profit margin profile and significantly higher market growth rates. We made progress toward achieving our strategic goals in our five key areas:

$5 billion in sales

30% global sales

15% operating margins

15% working capital as a percent of sales

15% return on invested capital

Sales: Throughout 2010, our engineering organizations were focused on developing new products for their respective markets. Carlisle Construction Materials grew the Carlisle Energy Services (CES) business. Focused on capitalizing on the nation's growing interest in solar photovoltaic (PV) technology as a renewable energy source, CES has become an industry leader able to design a variety of leading edge technologies. Combined with Carlisle SynTec's roofing experts, they are able to design and engineer some of the most innovative roofing systems available today. Carlisle Transportation Products developed major new products including alloy wheels for the trailer market, a wide range of solid and pneumatic forklift tires for the Asia Pacific market, and high performance synchronous transmission power belts that deliver approximately four

Five-Year Performance Graph

The table below shows how a $100 investment in Carlisle Companies Incorporated has grown over the five-year period ending December 31, 2010 as compared to a $100 investment in the S&P 500 Composite Index and the Peer Group Index.

The Peer Group Index includes Cooper Industries, Ltd., Crane Co., Danaher Corp., Dover Corp., Emerson Electric Co., General Electric, Harsco Corp., Illinois Tool Works Inc., Ingersoll-Rand Co., Ltd., ITT Corp., Parker Hannifin Corp., Pentair, Inc., Roper Industries, Inc., SPX Corp., Teleflex Inc., Textron Inc., and United Technologies Corp. The Company believes that these public companies have similar industrial characteristics and constitute an appropriate index.

	Carlisle	S&P 500	Peer Group
2005	**$100.00**	$100.00	$100.00
2006	**$116.49**	$115.79	$117.14
2007	**$112.81**	$122.15	$151.58
2008	**$ 65.76**	$ 76.96	$ 86.02
2009	**$111.52**	$ 97.32	$114.15
2010	**$131.86**	$111.97	$141.16

The following graph shows a five-year comparison of cumulative total returns for Carlisle, the S&P 500 Composite Index and the Peer Group Index. All values assume the reinvestment of dividends.


Carlisle
S&P 500
Peer Group
$200
$175
$150
$125
$100
$ 75
$ 50
2005
2006
2007
2008
2009
2010

times the life of competitive belts. Carlisle Brake & Friction launched new braking products for the US military's Stryker armored fighting vehicles. Carlisle Interconnect Technologies successfully renewed a number of supply agreements with major customers, including Boeing, as a result of its product innovation and superb customer service. Carlisle FoodService developed more than 1,000 new products during 2010, many of them derived from organic and sustainable resources, making these products completely compostable. Green foodservice applications are driving the direction of our customers and our FoodService business is meeting their needs through product innovation.

Global Sales: Consistent with our long-term strategy, Carlisle's international sales grew by 28% over the prior year and now comprise 14.5% of our total sales, bringing us closer to our goal of 30% of revenue generated from outside the US. We currently manufacture and distribute from facilities worldwide including operations in China, Europe, Mexico, Canada and Japan.

Operating Margins: 2010 saw the continued implementation of the Carlisle Operating System (COS), our continuous improvement process based on lean principles, which has become part of the Carlisle culture. After realizing more than $20 million in cost savings in 2009, we generated $25 million additional savings in 2010. Since COS began in 2008, we have obtained a 25% improvement in manufacturing productivity, while reducing manufacturing and warehouse space 2.6 million square feet. During the year we launched a quarterly COS Recognition Program to acknowledge and reward employees for outstanding contributions and results in implementing COS in their operations. You will see our "COS Teams of the Year" on page 20 and read about their significant contributions to profitability.

Carlisle Interconnect Technologies (CIT) significantly leveraged their double-digit sales growth and made improvements to their acquired businesses. In the last three years, including the impact of acquisitions, CIT's sales have more than doubled while their operating income nearly doubled; that during one of the most difficult economic periods in recent memory. CIT very successfully completed the integration of two strategic acquisitions during the year, Jerrik, which is on track to be one of CIT's best EBIT margin operations, and ECS, which is moving towards a double digit EBIT margin. CIT is poised to expand with larger acquisitions that will see them become a global industry leader in high performance interconnect products.

Carlisle Brake & Friction completed the integration of Japan Power Brake during the year. This acquisition expands our global footprint along with improving our margin profile.

We closed Carlisle Interconnect Technology's Vancouver, Washington, facility and Carlisle Brake & Friction's Logansport, Indiana, operation, without disrupting our customers' businesses.

We substantially completed the consolidation of our Heflin, Alabama, and Carlisle, Pennsylvania, facilities into our new factory in Jackson, Tennessee. We also finished the consolidation of our Buji, China, tire factory into our Meizhou, China, facility during the year. These consolidations will provide more efficient operations and a foundation for margin growth in 2011 and beyond.

These were the final steps in rationalizing our manufacturing and distribution footprint. We achieved over $7 million in company-wide savings from our consolidation efforts in 2010, and expect an additional $14 million in 2011.

We also completed the restructuring efforts that we undertook in 2008 to focus on our larger businesses and to divest our smaller, non-core operations. In the first quarter of 2010, we sold Johnson Truck Bodies, the refrigerated truck bodies business, and in the fourth quarter we sold Trail King Industries, the specialty trailer business. Also in the fourth quarter of 2010, we bought Hawk Corporation, a leading worldwide supplier of friction products for brakes, clutches and transmissions. Hawk was a strategic add-on acquisition that complements Carlisle Brake & Friction. The addition of Hawk to the Carlisle family provides us with the opportunity to expand our product offering, enlarge our global footprint, and further strengthen our position as a leading global supplier of high performance braking solutions. Hawk represents the type of acquisition growth we are focused on, a company with a global footprint that designs and manufactures highly engineered, higher margin products.

Working Capital & Return on Invested Capital: The timing of order customization and seasonality demands have a negative impact on inventory turns. During 2010, we developed systems and procedures company-wide to improve our demand forecasting capabilities. We also identified and implemented processes and procedures that are leading to a reduction in the time it takes to receive payment from our customers.

Additionally, we developed best payment practices across the corporation and achieved a 17% improvement in payment terms with our vendors. All of these ongoing efforts will continue to improve our working capital and return on invested capital metrics.

With the acquisition of Hawk, we realigned our business into segments that we consider core:

Carlisle Construction Materials (CCM)—our commercial roofing business

Carlisle Transportation Products (CTP)—our tire and wheel, and power transmission belt product business

Carlisle Brake & Friction (CBF)—our off highway brake and friction business which includes our brake and friction business plus the business we acquired when we bought Hawk

Carlisle Interconnect Technologies (CIT)—our designer and manufacturer of high performance wire and cable, fiber optic cable and RF/microwave connectors business

Carlisle FoodService Products (CFS)—our foodservice product solutions business

We continued to focus on our people in 2010, with the ongoing development of the Annual Organization Review which identifies high potential employees and ensures they have the training, tools and opportunities to be successful in Carlisle's culture. New in 2010, was the design and implementation of the Carlisle Leadership Program in partnership with Indiana University's Kelley Business School. Thirty high potential employees from our businesses across the globe were selected to participate in business projects aligned with Carlisle's long-term strategic goals. Also designed and launched during the year was the Carlisle Management Rotational Program which recruits recent MBA graduates for leadership assignments at Carlisle and then develops these employees for future leadership roles. The program is designed to provide an accelerated path to leadership and responsibility. The 15-month program exposes participants to all of our businesses as they rotate through a variety of assignments under the direction and mentoring of Carlisle's senior management team.

In 2009 and 2010, we proved we could be successful in the toughest of economic climates. One of the best examples of that is how our Carlisle Construction Materials (CCM) team produced more profit in 2010 than 2009, while overcoming $39 million in price and incentive degradation, and an additional $25 million in net raw material cost increases. The plants kept expenses down, drove improvements throughout their operations and employed COS strategies to make the most of a difficult economic environment. With the market for newly constructed commercial roofs down 10% in 2010, following an unprecedented decline of 30% in 2009, the CCM team focused on the reroofing market, which resulted in this market comprising 75% of their business by year-end. This is clearly what happens when a team is focused on creating opportunities. Carlisle businesses continue to creatively seek ways to be more protective of our environment. CCM has established a significant competitive advantage in growing market share in energy-efficient roofing systems

"We will face the year ahead with the same resolve that drove strong results for us this past year. We will continue to seek every opportunity to build a stronger Carlisle."


Sales from Continuing Operations
in millions of $
2,254
2,583
2,865
2,258
2,528
2006
2007
2008
2009
2010
Income from Continuing Operations
in millions of $
162
202
92
155
131
2006
2007
2008
2009
2010
Operating Cash Flow
in millions of $
158
259
274
417
107
2006
2007
2008
2009
2010

with their offerings ranging from garden roofs that cool rooftops and help in storm water management to skylights that harness natural sunlight. Carlisle FoodService's Green Initiative ensures that they design products to reduce energy consumption, conserve water and use recycled materials whenever possible. In addition, every major facility underwent an energy Kaizen to eliminate wasted energy. These were highly effective business process improvements resulting in energy usage savings in every facility.

2010 was a year of challenge, no doubt, but we survived, and in some areas thrived despite economic and industry downturns. We start 2011 a stronger, leaner and more focused company. We will continue to drive cost efficiencies through the implementation of COS, which is ingrained in our operating philosophy. We will continue to pursue strategic acquisitions in our Interconnect Technologies and Braking businesses that add engineered products that are sold globally. We will continue to develop new, innovative products, and stay connected to our customers providing them with solutions to their business problems. Highly qualified and motivated people will continue to be critical to our future success and we will continue to invest in our people, equipping them with the tools they need to be successful. We learned a lot about ourselves the past two years, as one often does in challenging times. We discovered we are flexible, adaptable and innovative and learned how focusing our businesses on opportunities can add value to our company.

We begin a new year with a significantly smaller manufacturing footprint and cost structure. We will face the year ahead with the same resolve that drove strong results for us this past year. We will continue to seek every opportunity to build a stronger Carlisle.

David A. Roberts

David A. Roberts
Chairman, President & Chief Executive Officer

Carlisle at a Glance

$5 Billion Sales • 15% Operating Margin • 30% Global Sales • 15% ROIC • 15% Working Capital



We're ***Focused*** on Opportunity



Carlisle Construction Materials

Manufactures a complete range of single-ply roofing and waterproofing systems focused on optimizing the performance of the building envelope. A leading innovator in the commercial and industrial roofing and waterproofing industry, CCM's expertise includes EPDM (rubber), TPO (thermoplastic) and modified bitumen-based membranes as well as high thermal polyisocyanurate and expanded polystyrene insulation products that contribute to the reduction of energy use in the "built environment."



Carlisle Transportation Products

Manufactures a comprehensive line of specialty tires, tire and wheel assemblies, power transmission belts, and aftermarket styled wheels for the agriculture, construction, outdoor power equipment, high speed trailer, power sports, industrial, and automotive aftermarket. Carlisle is a recognized leader in our markets for superior product performance, quality and customer service. Our global manufacturing footprint and regional distribution centers allow us to deliver the right products to our customers when they need them.



"We start 2011 a stronger, leaner and
of the Carlisle Operating System...
stay connected to our customers
people will continue to be critical to our







Carlisle Brake & Friction

With ten manufacturing facilities globally located in the US, Canada, UK, Italy, China, and Japan, and with over 1,800 employees, Carlisle Brake & Friction (CBF) is the leading provider of high performance braking and friction solutions to the off highway – mining, construction, agriculture, aerospace, high performance and military markets, serving over 100 leading original equipment manufacturers in 55 countries. CBF designs and manufactures braking systems solutions. These include: dry disc caliper brakes, drum brakes and mechanical brakes for both service and park applications. Additionally, CBF manufactures both wet and dry friction materials used for wet brakes, brake linings, clutches, fuel cells, and transmissions. CBF also designs and delivers hydraulic actuation systems, including hydraulic valves, master cylinders, adjustors, and boosted master cylinders.

Carlisle Interconnect Technologies

Designs and manufactures high performance wire and cable, fiber optic cable, RF/microwave connectors, avionics trays, racks, integrated subsystem and complex cable assemblies for applications in the aerospace, military and defense electronics, and test and measurement industries.

Carlisle FoodService Products

Manufactures and markets professional-grade product solutions for the restaurant, healthcare, hospitality, educational, correctional, and military segments. These products include an array of foodservice permanentware supplies, table coverings, cookware, displayware, catering equipment, and meal delivery systems. In addition, Carlisle FoodService produces the most comprehensive line of janitorial, waste and material handling product lines for both the foodservice and sanitary maintenance industries.

more focused company. We will continue to drive cost efficiencies through the implementation continue to pursue strategic acquisitions...continue to develop new, innovative products, and providing them with solutions to their business problems...our highly qualified and motivated future success...we will continue to focus on opportunities that can add value to our company."

—David A. Roberts, *Chairman, President & Chief Executive Officer*



Carlisle Construction Materials

Carlisle Construction Materials (CCM) increased its total revenue in 2010 by 9% over the prior year, despite further new construction declines of 10% during the year. This growth was fueled by CCM's ability to refocus the sales channel from new construction to the more demanding reroofing market. This shift required a higher level of technical expertise and a tenacious sales team. The reroofing segment also imposed significant challenges to the production and logistics teams because of virtually non-existent visibility of future orders. It was the unwavering dedication and experience of CCM's employees that allowed us to seize this opportunity.

From 2002 through 2008, new construction and the demand for new roofs had been at the core of CCM's growth. But with the 10% decline in newly constructed commercial roofs in 2010, following an unprecedented 30% decline in 2009, CCM focused on alternate opportunities in the reroofing segment. Beginning in early 2009, we revised our sales tools and renewed concentration on marketing and new products, resulting in a double digit increase in our reroofing business.

CCM's 2010 commercial roofing growth was especially dynamic in its mainstay EPDM (rubber) and TPO (thermoplastic) systems. We have developed unique product enhancements and web-based software for creating distinctive roofing options, which, when coupled with the energy impact of a new roof system, translate into a competitive edge for our customers.

CCM's operating margin held strong despite rising raw material costs and a declining pricing environment. Continued implementation of the Carlisle Operating System (COS) drove healthy cost savings of more than $10 million while efficiencies were improved. Over 50% of the CCM workforce has participated in process improvement events focused on waste elimination, inventory reduction, operational flexibility, and efficiency. Additionally, lead times have been markedly reduced in our Warranty, Tech Services, and Quotation and Design Services business departments. While COS implementation is still in its relative infancy at CCM, the results and employee engagement have been outstanding and have engendered a company-wide momentum that is fueling progress and excellence at all levels.

CCM's markets continue to exhibit increased demand for products that deliver energy efficiency in the building envelope. There has been an unprecedented level of public awareness regarding energy conservation due to


Stronger

rising energy costs, energy supply concerns and the environmental impact caused by the use of fossil fuels. Through CCM's national network of thermally efficient polyiso insulation plants and strong presence in EPS (expanded polystyrene), we have established a significant competitive advantage in this growing market of energy-efficient roofing. We have experienced continued interest in our green offerings, from garden roofs that cool rooftops and help in storm water management to skylights that harness natural sunlight. CCM's green products have been used in such truly innovative buildings as the Virginia Museum of Fine Arts in Richmond, Virginia.

2010 was a breakout year for CCM's Carlisle Energy Services (CES) division. Focused on capitalizing on the nation's growing interest in the use of solar photovoltaic (PV) technology as a renewable energy source, CES completed several PV installations over CCM-warranted roofs in 2010. CCM, with expertise in both roofing and PV, is positioned well to capitalize on this market opportunity. We have assembled an in-house team of industry experts that enables CES to design and install PV systems that use a variety of technologies from traditional modules to the latest in flexible PV panels, and cutting edge technology. CES's team, and the value of their relationship with Carlisle SynTec's roofing experts, was best demonstrated when they designed and engineered the rooftop PV demonstration system in Pittsburgh, Pennsylvania, that included five different PV technologies over a new Carlisle roof that incorporated a garden roof area.

The collective strength of our people, processes and systems, combined with the loyalty of our customers, helped CCM position to exit the recent epic economic and industry downturn as a stronger, leaner company. The ability of CCM's workforce to recognize opportunities, and to create them where they sometimes don't exist, teamed with our high-quality, multi-functional product lines and outstanding industry reputation, has this Carlisle company focused on an even stronger future.

John W. Altmeyer
President—Carlisle Construction Materials



Carlisle Transportation Products

Carlisle Transportation Products (CTP) sales in 2010 were up 8% from the prior year driven by growth across all major product lines and price increases in our tire and wheel business. In 2010, the tire industry experienced unprecedented increases in raw material costs that negatively impacted operating margins for the year. These increases were offset by continued execution of the Carlisle Operating System (COS), improved volume in our factories, partial year savings from factory consolidations and product price increases.

In the first half of 2010, we substantially completed the consolidation of our California wheel operations into our Ontario, California facility, and finished the consolidation of our Buji, China, tire factory into our Meizhou, China, facility. We also substantially completed the consolidation of our Heflin, Alabama, and Carlisle, Pennsylvania, facilities into our new factory in Jackson, Tennessee. The start-up of our Jackson facility, as well as the re-shoring of some of our China production back to the US, will continue into the first half of 2011. The completion of the Jackson project marks the end of our operational restructuring initiatives at CTP. In total, our restructuring efforts have decreased our total operating space by over 2 million square feet, reduced our total headcount by over 25%, while maintaining our total production capacity. We are doing more with less, which positions CTP to meet future demand with a significantly lower footprint and cost structure.

We increased our investment in product development to improve the value of the Carlisle brand. In 2010, new products and products developed within the last three years, accounted for over 15% of our sales. We have utilized COS in our product development process to create a Design for Lean Sigma (DFLS) stage gate process. Major new products launched through the use of this process include:

Radial Trail® RH: An upgrade to our radial trailer product line with improved endurance and application in challenging environments through newly developed DuraTrail™ and HeatShield™ technologies.

Solid and Pneumatic Forklift Tires: A range of solid and pneumatic forklift tires for the Asia Pacific industrial equipment market, featuring a unique lug pattern for superior cornering and straight-line traction.

ITP® 900 XCT ATV Tire: A new performance tire developed for the Polaris RZR® side-by-side off-road vehicle featuring a unique lug pattern for superior cornering and straight-line traction.


Focused

Black Rock® Toy Hauler Wheels: Targeting the high-speed trailer market, this line of aluminum wheels is comprised of five styles that feature our new TorqLock™ safety feature, a proven mounting pad technology providing greater lug nut torque retention.

Panther® Plus Synchronous Drive Systems: Delivers approximately four times the life and increased horsepower capacity over competitive belts.

In 2010, we began to see the impact of our efforts in business development in Asia and Europe. We made a significant investment in local resources in both regions to expand our relationship with our global business partners as well as extend our presence with new regional and local customers. Supporting this growth has been the development and opportunistic launch of market-focused agriculture, construction and industrial product offerings for the Asian markets. We have also been successful in leveraging our existing products and expertise in the outdoor power equipment and power sports markets across both Europe and Asia.

We are using COS to develop our employees and make continuous improvement a way of life. In 2010, over two thirds of our total workforce participated in a COS event, giving them exposure to new techniques and processes for improving our business. In addition, all of our employees participated in some form of training or development opportunity. We are focused on the development of our people to ensure that we have the talent required to achieve our long-term business objectives.

Throughout the company, our employees are focused on improving the value of the Carlisle brand by developing the best new products, ensuring the highest quality and providing the best customer service in the industries we serve. We will continue to invest in our people, processes and systems to ensure that we deliver on that promise.

Fred Sutter
President—Carlisle Transportation Products



Carlisle Brake & Friction

2010 was an exciting year for Carlisle Brake & Friction (CBF). In addition to experiencing recovery in some of our core markets, our strong commitment to globalization compensated for some of the more depressed mature regions of the world. Throughout the year we focused on new product launches, ensuring that CBF will continue to differentiate itself by bringing highly engineered and sustainable solutions to our customers.

The most notable announcement in 2010 was the fourth quarter news that Carlisle acquired the Hawk Corporation. This newest addition to CBF is a formidable player in the global braking and friction market. Now with ten manufacturing facilities in the US, Canada, UK, Italy, China, and Japan, CBF is a leading provider of high performance braking and friction solutions to the off highway – mining, construction, agriculture, aerospace, high performance and military markets, serving over 100 leading original equipment manufacturers (OEMs) in fifty-five countries. We are excited to add the Hawk organization, including its 1,200 employees, to CBF. Hawk brings a variety of respected brands, including Wellman Products, Hawk Performance and VelveTouch®, to the CBF family. This acquisition is a perfect complement to our existing brake business and allows us to continue to bring profitable innovation to our customers. As we drive to become the #1 global supplier of high performance braking and friction solutions, our customers will continue to enjoy the same level of service and commitment they have experienced for the past fifty years.

During the year, CBF signed several long-term supply agreements with leading military and wind turbine manufacturers in the US, launching new braking products for the US military's armored fighting vehicles and megawatt class wind turbines. In Asia, the CBF sales organization developed and launched new braking products for several emerging OEMs in China and India. And in Europe, CBF kicked off several major brake and actuation projects for construction and agriculture customers, while focusing on growth in Russia.

In 2010, CBF also focused on plant, operational and developmental improvements, investing in the expansion of our existing friction capabilities, substantially upgrading our dry friction materials labs, and investing in R&D personnel in order to bolster our product development initiatives and goals. As a result of our improvements, CBF products solved noise, wear and heat dissipation issues for major OEM customers, resulting in share gains and satisfied customers. Additionally, we increased our investment in carbon and paper-based friction


Efficient

technologies. We also continued to invest in green energy throughout 2010 as manufacturing cells dedicated to supporting our wind brake and fuel cell businesses benefitted from increased investment.

Global sales grew to nearly 50% of total sales in 2010, driven by an aggressive ramp-up of sales and engineering personnel in the Asia Pacific region, combined with the expansion of CBF's Hangzhou and Suzhou, China, manufacturing facilities. Our commitment to the growing markets of Asia Pacific mitigated the continued slow-down in construction and agriculture markets in more traditional CBF regions.

In 2010, Carlisle Brake & Friction achieved cost savings of $2 million from Carlisle Operating System (COS) activities driven by 43 events at our facilities around the globe. For example, CBF's COS team in Bloomington, Indiana, uncovered the potential for 16% annual energy savings at that location alone, winning a company-wide award in the process.

In 2010, CBF focused on new opportunities, product development, extending our global footprint, building operational efficiencies and staying connected to our customers. The addition of Hawk to our portfolio extends CBF's global market reach and strengthens our position as a leading global supplier of high performance braking solutions.

Christian Koch
President—Carlisle Brake & Friction



Carlisle Interconnect Technologies

2010 was a very strong year for Carlisle Interconnect Technologies (CIT). We posted record sales and earnings, driven by strong organic growth and strategic acquisitions. Our net sales grew 39% over 2009, with acquisitions contributing 22% of the overall sales growth while organically we grew sales 17%. Our major markets, especially commercial aerospace, have benefitted from a global economic recovery and we see strong growth prospects going forward.

Growth in our core aerospace wire, cable, fiber optic and specialty interconnect products was especially strong in 2010. One of our largest customers, Boeing, ramped up production of their 787 during the year, with each plane requiring a significant amount of CIT wire, cable, power and grounding systems, as well as rack and panel structures. Boeing predicted in their recently published 20 year outlook that 30,900 new airplanes will be needed over the next 20 years to satisfy retirements, fleet expansions and overall passenger growth. Another of our large customers, Airbus, has an equally bullish view on the long-term health of the global airline industry.

CIT competes in engineering-intensive, niche product market segments which uniquely positions us to grow in the commercial aerospace marketplace at an accelerated rate compared to the overall market. The acquisition of ECS in late 2009 enabled us to further penetrate the airframe market with new products while offering higher level engineered solutions which can only supplement and accelerate our already well established position. Additionally, due to the engineered nature of our products and extended program horizons, we tend to have a long-term view of our aerospace revenue stream.

The defense electronics and military side of our business also had a very solid year in 2010. We are well positioned on the largest and best funded military programs with a focus on the Command, Control, Computer, Communications, Intelligence, Surveillance and Reconnaissance (C4ISR) area of the military spend. Our products are found on sophisticated airborne and ground-based radar systems and in the world's most advanced military aircraft. Department of Defense spending on C4ISR is forecasted to continue to increase even in the face of Defense budget cuts. CIT is in an excellent position to continue to advance interconnect


Connected
CARLISLE



technology to support the increasing reliance of our military on sophisticated electronics systems to communicate with and protect our troops.

The strong top line growth in 2010 translated to 116% operating earnings growth over 2009. Our management team did a great job leveraging the volume growth to accelerate operating earnings improvement. This was a result of strong core volume growth coupled with a laser-like focus on continuous improvement facilitated by the Carlisle Operating System (COS). COS has become ingrained in our operating philosophy and drives the way we run our business. We ran 82 productivity improvement events during the year which produced $5 million in cost savings for the company. COS has evolved to the point that we are leveraging our efficiency gains to attract new business by providing our customers the lowest product lead times, best-in-class on-time delivery and superior flexibility in service.

We are seeing major trends evolve that bode well for CIT, which include the globalization of commercial aerospace, customers looking to reduce their supplier base, the emerging global market where CIT has a significant footprint, customers demanding fully integrated solutions, and the proliferation of electronics in aerospace and military markets.

Strategically, Carlisle Interconnect Technologies remains focused on developing high performance interconnect solutions, increasing our strategic product lines, continued expansion of our global presence, accelerating sales outside of the US, a continued obsessive focus on cost control and efficiency improvements through COS, and an ongoing pursuit of strategic acquisitions.

John Berlin
President—Carlisle Interconnect Technologies



Carlisle FoodService Products

The US foodservice industry was buffeted by strong headwinds throughout 2010. Both high unemployment rates and low salary and wage growth suppressed consumer disposable income, resulting in a continued contraction of restaurant traffic levels. In contrast to the softer US sales, Carlisle FoodService Products (CFS) grew international sales by 21% and added 90 distributors in non-US markets. With distribution facilities in Europe and now China, CFS competitively leveraged its broad offering of commercial quality products to its growing global customer base. We also fortified the service network to our US chain restaurant customers who have shifted their store unit growth initiatives to Europe, Asia and South America.

With strong near-term prospects for foodservice industry growth in the US and the rapidly expanding global market, CFS focused on its longstanding strategy of developing new and innovative products to meet the changing operational needs and concerns of foodservice operators around the world.

• Products like our Ecomade™ melamine dinnerware and buffet products are designed not only in fashion-forward shapes and colors, but they are also made from materials derived from organic and sustainable resources, making these products completely compostable.

• Throughout 2010, CFS expanded its waste and material handling product offering by more than 100 products, and thereby accomplished its marketing goal of complementing its broad foodservice product supply offering with the most comprehensive selection of commercial cleaning and janitorial products.

• Being a leader in the healthcare meal delivery segment means we need to innovate continually, and 2010 was no exception. CFS launched a fresh new design to its tray-top meal service, named Fenwick, complementing our next generation of induction-based heating systems, aptly named Turbo Temp®.

• In total, CFS developed over 1,000 new products that launched in 2010 or are poised to launch in 2011. Some of these new products include the sophisticated Alibi™ barware beverage collection and a full line of general purpose stainless steel carts.


Lean

CFS has long been committed to improving the environmental sustainability of its operations. Best practices in planning, building, operations, manufacturing, distribution, and packaging are all designed to help conserve—and preserve, our valuable resources, and to help our customers to do the same. Environmental considerations factor into our day-to-day manufacturing and business decisions. CFS's Green Initiative ensures that we strive for state-of-the-art technology designed to reduce energy consumption, conserve water, use recycled materials whenever possible, and preserve natural resources while taking into consideration common practices in the foodservice industry. Everyone at CFS takes pride in knowing that we are producing products through the use of processes that are cleaner, more cost and energy efficient, and safer for our employees, the public and the customers we serve.

CFS continued to exploit the benefits of the Carlisle Operating System (COS) throughout 2010, resulting in a 46% improvement in productivity within our operations over the prior year and delivering nearly $4 million in cost savings during the year. Strategic sourcing efforts resulted in $3 million in savings, helping us to mitigate the rapid rise of raw materials, component parts, and goods purchased for resale. We saw continual improvements in operational earnings and world class accounts receivable and accounts payable levels, which resulted in another strong year in our cash conversion rate of 146%. Our employees have done a great job working together to maximize the effectiveness of COS strategies while focusing on new market opportunities in a difficult year.

Consumer spending began to rise toward the close of 2010, and with it, restaurant traffic levels began to increase. As the world foodservice market improves, CFS is solidly positioned with competitive manufacturing and distribution operations, perpetual launchings of innovative new products, and a rapidly expanding international customer base. We believe all of this, combined with a focus on becoming increasingly environmentally responsible, will combine to support above average growth and earnings levels.

Dave Shannon
President—Carlisle FoodService Products

In this annual report you've had the opportunity to read of our accomplishments during 2010 and learn how we are keenly focused on the opportunities that are ahead.






CARLISLE
YAMAHA



On these two pages you can meet some of our fine employees shown using some of the products we make. There are about 11,000 more Carlisle employees in our 75 locations around the world who work hard every day to add value to Carlisle.


HID
HID
HID
Ultimax
BFGoodrich



Carlisle Operating System

People. Process. Productivity.

The Carlisle Operating System (COS) is our global lean business management and performance system that is driving significant value creation throughout Carlisle. We are successfully implementing the lean principles of waste elimination, lead-time improvement, quality and delivery across our production, business and new product innovation processes. Employee involvement through the intense, one-week "Kaizen" (Japanese for change for the better) process is the key to this success. COS is providing us with the opportunity to tap into our employees' operational experience and create a culture of continuous improvement.

To support sustainment of improvements created through the Kaizen process, we have implemented a robust Managing for Daily Improvement process across our global operations. Managing for Daily Improvement links strategic objectives down to our production cells through the use of metrics and daily walks on the production floor by plant management. Key to the success of this process is the daily support of a cross-functional management team on the production floor.

An important pillar of COS is our Strategic Deployment process that reinforces and communicates our long-term strategic vision. Through this process we engage cross-functional teams to concentrate on the critical few, customer-focused annual strategic initiatives that are required for a company's long-term success. By having our annual initiatives tightly linked to our long-term strategic vision, we separate ourselves from the majority of other companies that don't connect their short-term and long-term objectives. Key to the success of this process is the discipline of monthly management team reviews of the metrics linked to these objectives.

COS initiatives in 2011 will focus on synchronizing our value chains to shorten lead times, increase velocity through our plants, acquisition integration support and initiatives that will improve inventory turns and add value to all of Carlisle's operations.

Meet Our 2010 Annual COS Champions

In appreciation and recognition of our employees' efforts, teamwork and creative talents in the Kaizen process we are proud to acknowledge our 2010 Annual COS Champion teams and events.



Carlisle Interconnect Technology's team, "The Challengers," in Long Beach, California, focused on improving productivity and lead-time in a cable assembly area with a large amount of product variation. The team improved productivity by 30%, reduced work in process by 61% and created a visually managed work environment.

Team's Combined Carlisle Experience: 115 years


CARLISLE

The Carlisle Transportation Products team, "Vendor Compliance," in Waterloo, Ontario, Canada, conducted a Business Process Kaizen to improve their supply chain efficiencies through an enhanced Vendor Compliance program. The team collaborated with CTP's suppliers to develop an improved vendor performance measurement process with problem-solving tools that reduced inventory levels while improving customer on-time delivery performance.

Team's Combined Carlisle Experience: 95 years



The Carlisle Transportation Products team, "Penny Pinchers," in Springfield, Missouri, held an Energy Conservation Kaizen event to apply lean principles in identifying opportunities for energy savings. The team implemented conservation improvements that will save Carlisle over $500,000 annually in energy consumption costs. Carlisle operation sites have held 23 Energy Kaizens over the past two years that will realize over $2 million in energy savings annually.

Team's Combined Carlisle Experience: 283 years

Corporate Information

Board of Directors

Robin J. Adams (a) (b)
Executive Vice President,
Chief Financial Officer and
Chief Administrative Officer,
BorgWarner Inc.

Robert G. Bohn (b) (c)
Former Chairman, President and
Chief Executive Officer,
Oshkosh Corporation

Robin S. Callahan (a) (b)
Former General Manager,
Distribution and Marketing,
International Business Machines
Corporation

Paul J. Choquette, Jr. (b)
Vice Chairman, Gilbane, Inc.

Terry D. Growcock (b) (c)
Former Chairman, President and
Chief Executive Officer,
The Manitowac Company

Stephen P. Munn (a) (c)
Lead Director
Former Chairman, President and
Chief Executive Officer,
Carlisle Companies Incorporated

Gregg A. Ostrander (a) (b)
Director,
Michael Foods, Inc.

David A. Roberts
Chairman, President and
Chief Executive Officer,
Carlisle Companies Incorporated

Lawrence A. Sala (a) (c)
Chairman, President and
Chief Executive Officer,
Anaren, Inc.

Magalen C. Webert (c)
Investor in various corporations

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Corporate Governance and Nominating Committee

Officers

David A. Roberts
Chairman, President and
Chief Executive Officer

John W. Altmeyer
President, Carlisle
Construction Materials

John E. Berlin
President, Carlisle
Interconnect Technologies

Steven J. Ford
Vice President, Chief Financial Officer,
Secretary and General Counsel

Kevin G. Forster
President, Asia Pacific

D. Christian Koch
President, Carlisle Brake & Friction

Carol P. Lowe
Vice President

Scott C. Selbach
Vice President, Corporate Development

David M. Shannon
President, Carlisle FoodService Products

Fred A. Sutter
President, Carlisle Transportation Products

Michael D. Voigt
Vice President, Carlisle Operating System

Kevin P. Zdimal
Vice President and
Chief Accounting Officer

Investor Information

Annual Meeting:
Friday, May 13, 2011, at 1:00 pm (Central) at the Company's offices located at 2500 Dr. F.E. Wright Drive, Jackson, Tennessee 38305

10-K Reports:
Are available online from the SEC, by written request to the Secretary, or at www.carlisle.com

Change of Address, Dividend Checks, Lost Certificates and Ownership Transfers:
Contact the Registrar, Transfer and Dividend Disbursing Agent for the Company: Computershare Investor Services, LLC, 2 North LaSalle, Chicago, Illinois 60602, 1.800.897.9071 or via the Internet: www.us.computershare.com

Exchange Listing:
The Company's ticker symbol on the New York Stock Exchange is CSL.

Shareholder Services:
1.800.897.9071

Website:
www.carlisle.com

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

CARLISLE

Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277
T 704 501 1100

www.carlisle.com


MIX
Paper from
responsible sources
FSC
www.fsc.org
FSC® C103573